U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant: NYMEX Holdings, Inc. (“NYMEX”)

2. Name of person relying on exemption: Daniel Dicker

3. Address of person relying on exemption: Dicker’s Address:
20 Ascot Ridge
Great Neck, NY 11021

4. Written materials: The following materials are attached:

(a) Statement by Daniel Dicker and www.RENEWNYMEX.com web content.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embassy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Statement by Daniel Dicker

Leader of ReNEW NYMEX

Candidate for NYMEX Board of Directors

Read Dan's statement on the NYMEX election

Since its inception, the ReNEW NYMEX team has forced our exchange to focus on the key issues facing it. We argued for the best deal with General Atlantic and our exchange responded, with an amended proxy that increased valuation by 26% and is allowing shareholders to elect a board composed of directors THEY choose, instead of one that was to be self-selected. We questioned the robustness of NYMEX's electronic platform, Clearport Trading, its weak distribution and lack of industry confidence. We wondered whether it was capable of competing and recapturing market share from the explosive competitive machine of the Intercontinental Exchange. Again, our exchange has seen the light, and apparently inked a blockbuster licensing agreement to list their energy products on the Chicago Mercantile Exchange's state-of-the-art GLOBEX platform.

But we're far from done. We believe the greatest gains for shareholders are yet to come. View our plan HERE.

Think of the critical decisions our exchange soon must make, with an IPO to be crafted, a possible partnership that will surely require a full restructuring of our exchange management and a rollout of electronic products that must augment the opportunities for our traders. And that's only in the next few short months.

The CME has experienced exponential growth since their IPO three years ago. NYMEX enjoys every advantage of repeating that success, but it will require a board of independently-minded directors, committed to looking past the self-interest of the few. It will require directors with the vision to understand the pitfalls and possibilities that face our exchange. It will require the people that already have demonstrated their ability to help our exchange focus its efforts where – and when – they were needed. It needs the team of ReNEW NYMEX.

Support us, join us, help us to ReNEW NYMEX.

Daniel Dicker
DANO
dano@renewnymex.com



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Arnold Staloff

Candidate in the Public Director category

Arnold Staloff, 61, Chairman of SFB Market Systems, Inc., previously served as President and CEO of Bloom Staloff Corporation, an equity and options market making firm and foreign currency options floor broker with operations in Philadelphia, New York, Los Angeles, San Francisco, Boston and Frankfort. Prior to that, he served as President and CEO of Commodity Exchange Inc. (COMEX). As a Philadelphia Stock Exchange (PHLX) officer, Mr. Staloff was responsible for the introduction of the Exchange's options on foreign currencies and Cash Index Participations (CIPS) which was the precursor for "Spyders". He also helped develop the Exchange's computerized trading system and equity options program. Mr. Staloff supervised PHLX's marketing and new product development as well as floor automation, trade processing and the implementation of the options division.

Mr. Staloff began his career with the U.S. Securities and Exchange Commission, Trading and Markets Division in 1968. He joined the PHLX in 1971 and in 1978 he left to become vice president of the Securities Industry Automation Corporation. In 1980 he returned to the PHLX as president of the Financial Automation Corporation of Philadelphia, another PHLX subsidiary. He was named President of the Philadelphia Board of Trade in 1985, and was President and CEO of The COMEX from August of 1989 until May of 1990. Mr. Staloff was named President and CEO of Bloom Staloff in June of 1990. He has been featured as the inventor of currency options in The Vandals' Crown, (Millman, Free Press, 1995).

Mr. Staloff has served as a member of the Board of Governors, Executive Committee and Chairman of the Foreign Currency Options Committee of the Philadelphia Stock Exchange. At the PHLX, Mr. Staloff has served on its Finance, Marketing, Steering and New Products Committees. He is currently a member of the Board of Directors for Lehman Brothers Derivative Products Inc. and Exchange Lab Inc. He is also a member of the Philadelphia International Airport Advisory Board and its Executive Committee.

He has also served as a board member of several other organizations including the Options Clearing Corporation, the Composite Tape Association, the Options Price Reporting Authority, the National Futures Association, the Swiss Commodities, Futures, and Options Association, and the Variety Club for Handicapped Children.

Mr. Staloff received his B.B.A. in marketing and finance from the University of Miami in 1967. He lives in Cherry Hill, New Jersey, with his wife Sharon and they have two daughters, Kimberly and Lindsay. He enjoys skiing, golfing, fly-fishing and playing the saxophone.

Arnold Staloff Biography Supplement



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

David I. Stern

Candidate for the board

A graduate of The City College of New York, Mr. Stern began his career in 1973 as a clerk at the old Mercantile Exchange at Harrison Street. A member since 1975, Mr. Stern has actively traded a variety of commodities from platinum to petroleum products. He was elected to the nominating committee and served on the floor committee for over10 years. In addition, he served on many other committees including membership, business conduct and adjudication where he became known for his candor and independence.

An active trader, running his own floor brokerage business and clearing house, he ultimately became a local. His extensive knowledge and involvement in many aspects of the business of the exchange makes Mr. Stern an ideal candidate at this critical juncture. He is committed to a functional, timely and transparent transition to ensure NYMEX's position as the world's foremost energy and metals exchange.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Harry G. Shulman (IAGO)

Candidate for the board

Harry Shulman has been part of the NYMEX community since 1980. He first became a member in 1981, and purchased a NYMEX membership in 1988. Harry has worked for most of those years on the NYMEX floor as a local trader and broker in the gasoline ring, except for a three-year hiatus he spent studying law at the Cardozo School of Law. He received a J.D. in June of 1993 and was admitted to the New York Bar in February, 1994.

Harry also is a *Cum Laude* graduate of Tulane University with a Bachelor of Arts degree.

A native of New York City, Harry was introduced to commodities trading by his childhood friend, Robert Leeds, and later became one of the original members of the Merc Oil firm. In his years at NYMEX, Harry has served on various NYMEX committees, including Settlement, Arbitration, Adjudication and Appeals.

Harry resides in Brooklyn with his wife and two children.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Jim Sims

Floor Broker candidate for the NYMEX board

Jim has been part of the NYMEX community since 1982, when he began as a clerk on the COMEX floor. He was an early participant in silver options and helped to start crude oil options trading at NYMEX as a member of Merc Oil.

Since 1990, Jim has been CEO of Liberty Capital, a full-service brokerage firm that has expanded steadily in the years since.

Jim has been a consistent advocate for the interests of floor traders and shareholders of NYMEX. He has been active in NYMEX affairs and has served on the Floor Committee and, for the last 20 years, as a member of the Facilities Committee. On that committee, he was actively involved in the planning for and relocation of NYMEX from the World Trade Center.

This is his first candidacy for the NYMEX board.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Mike Epstein

Candidate in the Public Director category

Mike Epstein is the Visiting Scholar at the MIT Lab for Financial Engineering (LFE). He received a B.A. degree in Economics from Wesleyan University in 1953 and attended the Harvard Business School in 1958-59.

He served the United States Navy from 1953 until 1958 attaining the rank of Lieutenant. He was awarded the U.S. Navy Commendation and Pendant.

In 1959-62 he was employed at Wertheim & Co. as an equity trader and salesman. He served in the same capacity at Bear Stearns in 1962-66. During 1966-68 he was employed at Salomon Brothers where he established Equity Block Trading Department. He became a general partner of the hedge fund Scruggs & Co in 1968. In 1971 he became a partner of Cowen & Co. and that firm's Head Trader. In 1981 Mike left Cowen & Co. to become an *firm's Head Trader. In 1981 Mike left Cowen & Co. to become an* *independent floor trader. From 1984 until 1992 he was a Vice President of Rosenblatt & Co, members of the NYSE. During 1992-2002 he was with NDB (Sherwood), a wholesale NASD market maker, where he was Director of Quantitative Trading. Mike is a member of the MTA, its past President, and a founder and current President of the MTA Educational Foundation. Since 2003, he has been a Visiting Scholar at MIT.*

Mike Epstein's past memberships have included the NYSE, COMEX, NASDAQ (National Options Committee), AMEX, Midwest Stock Exchange, Chicago Board of Trade and CBOE, and he is currently an independent (Public) Governor of the American Stock Exchange. He is Chairman of that Exchange's Adjudicatory Council and serves on its Technology, Compensation & Planning Programs Committees.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Steven R. Winter

Steven R. Winter is Managing Director and Global head of Futures, and Fixed Income Prime Broker for Banc of America.

Steve has spent nearly 30 years in the futures industry, covering all aspects of the market. he has have worked in operations, sales, on the NY trading floors, and for a major hedge fund. He has served as the conferring member to NYMEX as well as the other major exchanges in the US, serving on a wide range of exchange committees, including the FCM Clearing and FCM Advisory committees of NYMEX. Prior to joining Banc of America, he served in various capacities at Prudential (formerly Bache), Merrill Lynch, Caxton and Barclays.

Steve is a member of the Board of Directors and executive committee of the Futures Industry Association, as well as the board of the Commodity Floor Brokers Trading Association.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



HOME FORUM ISSUES CONTACT US

ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Support our Efforts to ReNEW NYMEX

Request and wear a button

Make some phone calls

Talk to your friends on the exchange about ReNEW NYMEX

Email the ReNEW NYMEX link

Most importantly, vote for ReNEW NYMEX board candidates

Contact Sherry Collins at sherry.collins@renewnymex.com or call 732.530.4998.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

ReNEW NYMEX Accomplishments

Before forming as a fully functional organization, ReNEW NYMEX members were working independently to urge the NYMEX board to change the provisions of the GA deal. Through persistence and persuasive arguments, NYMEX announced that the deal was modified in the following ways:

- *Instead of investing $135 million for a 10% equity position in NYMEX, GA would invest $160 million. Further, GA also agreed to invest an additional $10 million in the Exchange if NYMEX:*
  - *Held the Special Meeting to vote on the proposed transaction by March 15, 2006, which it did.*
  - *Holds its annual meeting to reduce the size of its Board of Directors to 15 members by May 1, 2006. Which is intended.*
  - *Completes an initial public offering at a $2 billion valuation or more by December 31, 2006, which, given current share prices, has already occurred.*
- *The self-selection process for the reduced NYMEX Board was eliminated in favor of a more democratic approach to electing the board.*
- *If the Exchange ever terminates open outcry trading of a particular product, trading rights owners will receive a 10% royalty payment based upon the electronic trading of that product.*
- *The gross proceeds from GA's increased investment were distributed to pre-closing NYMEX shareholders (not including GA) in the form of an extraordinary cash distribution of approximately $196,000 per share. If GA invests the additional $10 million in NYMEX, this amount will be distributed to pre-closing NYMEX shareholders (not including GA) in the form of a special dividend of approximately $12,255 per share on a pre-split basis.*
- *ReNEW NYMEX members' diligence to demonstrate how undervalued GA's offer was and GA's subsequent increase in investment by $35 million led to an additional distribution of $42,892 per member seat.*

As members of the board, ReNEW NYMEX directors will ensure every opportunity in front of the exchange receives a thorough review and evaluation of its merits.

RENEWNYMEX
WWW.RENEWNYMEX.COM
Creating Success For All NYMEX Shareholders

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RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

ReNEW NYMEX Issues:

Who We Are and Where We Stand

Why we formed this organization

Our commitment to all NYMEX shareholders

Our view of side-by-side trading

Side by side recommendations

Send us your comments

Join our mailing list



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

ReNEW NYMEX: A Brief Introduction

ReNEW NYMEX began in mid-2005 with disclosure by the NYMEX board of its discussions with General Atlantic. On its face, a partnership between a vibrant, well-capitalized commodity exchange and a private equity firm like GA seemed unorthodox and strange. While the reach and growth of private equity had exploded in recent years, there hardly seemed a less likely candidate for capital injection than NYMEX.

So, a number of us started asking questions. We began having discussions with other shareholders, having small teleconferences and bigger meetings. We began to share ideas about our exchange, its history, present market strategy and huge growth potential. We reached out to traders, FCMs, equity members and clearinghouse managers and listened to each closely.
What came out of those meetings were some interesting conclusions:

- The corporate governance model employed by NYMEX was outdated and an impediment to growth

outdated and an impediment to growth.

- The exchange had lagged the industry in technology and was in danger of losing its preeminence in the energy sphere
- Strategic planning at NYMEX was insular and narrow, without the expertise needed to shepherd our growing institution forward

We concluded that NYMEX NEEDED the GA equity sale in order to begin to address these issues, the alternative being a sure management crisis and concurrent gross devaluation of seat prices.

However, the overwhelming approval of the GA deal by NYMEX shareholders also was an indictment of our present board composition and structure. While partnership with this PE firm was undoubtedly going to add value to the exchange, it also pointed to the inability of our leadership to find the answers we needed, without inviting a stranger into our midst and selling him up to 20% of our business.

The idea of running a "slate" of candidates for the March elections emerged - (which later became the full board May elections after approval of the GA proxy). These slate candidates would ascribe themselves to common business principles, and be empowered by shareholders upon election to common goals that would move the exchange forward in ways it had previously been unable in the past. The general outline of our agenda can be viewed HERE.

We also have more specific ideas and programs we'd like to share with you. Please see our "issues" pages.

We've also set up a forum so shareholders can (anonymously, if they wish) discuss these and other issues and we remain ready to answer whatever questions you may have.

We hope you will find value in our approach to the issues facing our franchise. If you do, please support each slate candidate equally in the coming elections and help us ReNEW NYMEX

Daniel Dicker
DANO
dano@renewnymex.com



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

The ReNEW NYMEX Commitment

- We will anticipate the future and embrace innovation to create a leap in wealth for all NYMEX shareholders.
- We will use technology to protect the livelihoods of floor traders and the value of trading rights
- We will form and maintain a close working partnership with General Atlantic
- We will restructure NYMEX corporate governance to operate in an open, honest and strategic manner



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Side-by-side trading:

In our view, the issue of side-by-side trading has two components that need to be addressed separately, namely:

1. *What in fact "Side-by-side" means*
2. *How will it affect shareholders, seat leases and traders*

NYMEX was apparently committed to an open outcry model until February of this year when the Intercontinental Exchange (ICE) introduced a look-alike WTI crude cash-settled contract on its electronic systems. Within days, however, our exchange announced a commitment to a fully side-by-side model, with rollout planned for April, but more likely to come in the latter part of the 2nd quarter, by June 30th. The question remains: What shape will this rollout take? Will it be cash-settled or physically delivered? Will the expiration coincide with the floor contract or have some kind of penultimate expiration? How many months will be attempted to start? How many commodities will be offered? How about intermarket spreads? Spreads between commodities? Cracks? Sparks?

All of these questions are yet to be definitively resolved by our exchange, and considering the growing competitive pressures, they have little time to answer them. Our recommendations are listed here (link), but one thing is sure: the confidence of our customers and perhaps our future value as an exchange demands that we get this right THE FIRST TIME. That should suggest, at the very least, the need to take small bites and not overextend into the electronic arena too quickly.

The entire nature of how we earn our livelihoods changes, of course, once commitment to a side-by-side electronic model is created. Luckily, we have the precedent of other exchanges, particularly the Chicago Mercantile Exchange, which can help inform us where we are probably headed as shareholders, lessors and traders.

At the CME, now fully committed to a side-by-side model, some contracts have continued to flourish on the floor, some others have naturally eliminated their floor presence in favor of the screen, but all have grown in volume. Our analysis of CME contract volume is shown here (link) but some generalizations can be made:

- *Volume growth in modern markets is now almost exclusively gained in the electronic venue.*
- *Large block, front month markets are apt to be more efficiently traded electronically and tend to subtract volume from the floor*
- *Complex, multi-month and spread heavy markets tend to retain their floor presence*

- *Options volume on underlying commodities experience exponential growth with the introduction of electronic trading, and that growth goes almost exclusively to the options rings on the floor*

So, what conclusions can we reach? Nothing is sure except death and taxes, but we can make a good case that at NYMEX, under a full side-by-side scenario:

- *Front month spread and outright trading will suffer on the floor, but front month liquidity will increase*
- *Traders will need to migrate to back month spread trading and more 'creative' trading strategies or risk elimination*
- *Options traders will do better than ever on the floor and their ranks will increase*
- *Lease prices will decrease, as most common floor traders are front month and outright traders and they will experience less opportunity*
- *The floor will survive, but in a more specialized way, until electronic models can replicate the capabilities of more complex back month spreads, strips and options.*

In short, traders who have shown an ability to adapt to changing market conditions in the past will survive, but many, possibly the majority, will not. However, considering that market growth and retaining market share can only be accomplished by embracing electronics and the future, there is really no choice.

ReNEW NYMEX Board Candidates
- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Side-by-side Integration Recommendations:

(Addendum: possibility of a CME licensing agreement with NYMEX somewhat modulates our recommendations, in light of the removal of many technical hurdles NYMEX would have had to cross using their own platform. However, we still strongly recommend a slow integration as suggested here, for the sake of smoothness and of course to ease the impact to our livelihoods on the floor.)

The NYMEX WTI crude oil is already being traded side-by-side. Unfortunately for NYMEX, it's being done electronically through its primary competitor, the Intercontinental Exchange (ICE). Making inroads into a mature marketplace is exceedingly difficult, and ICE WTI should be considered mature, given its 50k+ daily volume and now over 100K open interest and growing. But NYMEX should still be able to pull this rabbit out of its hat and retain its dominant position, because of the deep relationship it enjoys with WTI, its market participants and the efficacy of same systems clearing for both venues.

Time is, however, certainly of the essence –The more open interest the ICE WTI contract accumulates, the more difficult it will be to woo that volume back to the Merc.
Considering that time constraint, but also considering the need to offer the greatest new opportunity to our traders, our recommendations are:

- Rollout of 1-3 months in WTI and Henry Hub Natural Gas, as soon as systems permit
- An electronic contract that duplicates the floor perfectly, in expiration and delivery
- Offering of simple 1st and 2nd month spread quotes electronically to start
- Fully incentivized market maker programs
- 3-6 month reduced clearing fees on electronic contracts, with the possibility of offering a one-time totally free clear for migrated volume from ICE
- Free training sessions on options valuation and trading models for traders

The industry will not abide a contract that differs from its floor-traded counterpart and is not perfectly fungible. ICE, with it's cash-settled contract, does not offer so great an advantage from a physical contract that it would be an impediment to recapturing and growing NYMEX's market share. The cash-settled E-MiNY, which mirrors ICE contract size and delivery mechanism remains to directly compete. In addition, the liquidity offered by sponsored market makers, combined with the fee-based enticements could be just enough to cut ICE off at the pass.



RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Napier Collyns

Candidate in the Public Director category

Cofounder of Global Business Network. He is also a board member of the Arlington Institute and the Meridian International Institute, a fellow of the World Academy of Art and Science, and a member of Forum 21, International Futures Forum, and the editorial boards of Omnipedia—Thinking for Tomorrow and Geopolitics of Energy. Until recently he was a senior associate of Cambridge Energy Research Associates, a public director of the New York Mercantile Exchange (NYMEX), editor-at-large for Doubleday Currency, a board member of the Strategic Management Society and a participant in the ICIS Forum. Before joining GBN, Napier spent more than 30 years in the international oil industry, mostly with companies of the Royal Dutch/Shell Group in Venezuela, Nigeria, New York, London, and The Hague.

He was a senior member of the small team at Shell that developed scenario planning in the early 1970s under the leadership of Pierre Wack. From 1974 to 1979, Napier was head of planning for Shell companies in Europe. From 1979 to 1986, he was vice president of Scallop Corporation in New York, responsible for planning and public affairs. During this time he was also a director of the Venezuelan American Chamber of Commerce, the British American Chamber of Commerce, the Council of the Americas, the American Geographical Society, the Issues Management Association, and the International Center in New York. He was also a member of the Tarrytown 100.

From 1986 to 1988, Napier was director of public affairs for Atlantic Refining & Marketing in Philadelphia. Since 1988 he has been scenario consultant to the Californian Energy Commission and has helped the national oil companies of Saudi Arabia, Kuwait, and Venezuela, as well as major international oil companies and electric utilities, to develop their own scenario planning processes.

Napier has master's degrees in history from the University of Cambridge and Brown University. He was a consultant to the eight-part public television series, Oil, and to Daniel Yergin's Pulitzer Prizewinning history of the oil industry, The Prize. Napier resides in New York City, Berkeley, and London. He is married with five sons and 11 grandchildren.

Thank you for registering for the ReNEW NYMEX presentation at the Embasy Suites Hotel on April 20, 2006, at 3:00 pm.

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RENEWNYMEX

WWW.RENEWNYMEX.COM

Creating Success For All NYMEX Shareholders



ReNEW NYMEX Board Candidates

- Dan Dicker (DANO)
- David Stern (DS)
- Jim Sims (JMS)
- Harry Shulman (IAGO)
- Steven Winter (FCM)
- Arnold Staloff (public)
- Mike Epstein (public)
- Napier Collyns (public)

Please join the ReNEW NYMEX team for a Shareholder Meeting on April 20, 2006, 3:00 pm at the Embasy Suites Hotel. After a presentation, slate candidates will be available to answer questions and engage in discussion about the strategic direction of NYMEX and the upcoming board elections. To help us manage this event, please complete the optional registration form.

Members of the ReNEW NYMEX team persuaded GA to raise their offer from $135 to $170 million. See our other accomplishments and support our efforts to ReNEW NYMEX.

Dan Dicker (DANO)

Candidate for the board

Dan Dicker is a floor member of the New York Mercantile Exchange with more than 20 years experience in trading, futures market analysis and market commentary. He is a licensed commodities trade advisor and a regular feature of the coverage of energy futures on CNBC, Bloomberg and wire services.

Most recently, Dan has served as a founder and the leader of Renew NYMEX, a organization of independent members that is actively supporting a slate of candidates for election to the newly reconstituted board of directors at NYMEX.

The author of numerous articles on energy published in trade journals and by NYMEX, Dan's energy market expertise includes:

- *Active trading in crude oil, natural gas, unleaded gasoline and heating oil futures contracts*
- *Fundamental analysis includingof supply and demand statistics (DOE, EIA), CFTC trade reportage, volume and open interest*
- *Technical work, including: trend analysis, Stochastics, Bollinger bands, Elliot wave theory, bar and tick charting and Japanese candlesticks*
- *Trading expertise in outright, intermarket and intramarket spreads and cracks.*

Dan also designed and supervised the introduction of the new NYMEX PJM Electricity futures contract. Launched in April 2003, it has cleared more than 600,000 contracts in the last year. Its launch has been the catalyst of NYMEX's resurgence in the clearing of Power market contracts over the last 3 years.

Dan received a Bachelor of Arts from the State University of New York at Stony Brook and serves on the Board of Trustees of the Temple Israel of Great Neck.